Exhibit 99.4

Evogene and Pure Capital Group Reach Cooperation Agreement to Resolve

Differences and Reconstitute Board of Directors

REHOVOT, Israel – October 6, 2026 – Evogene Ltd. (Nasdaq, TASE: EVGN), a pioneer in computational chemistry specializing in the generative design of small molecules for the pharmaceutical and agricultural industries, today announced that it has entered into a comprehensive cooperation agreement (the “Agreement”) with L.I.A. Pure Capital Ltd. and Invest Pro Shukai Hon Ltd. (together, the “Pure Capital Group”) to resolve all outstanding differences between the parties. The agreement is intended to establish long-term operational stability and empower Evogene to focus entirely on its goal of becoming a world leader in AI-driven small-molecule discovery and optimization for the pharmaceutical and ag-chemical industries.

Subsequent to the Annual General Meeting of Evogene convened on September 4, 2026 (the “Meeting”), the Pure Capital Group asserted various claims concerning the voting results of the Meeting, as published by the Company in its Report of Foreign Private Issuer on Form 6-K dated September 4, 2026. Furthermore, on September 8, 2026, the Pure Capital Group served notice to the Company of its intention to initiate a special tender offer pursuant to Section 328 of the Israeli Companies Law, 5759-1999 (the “Companies Law”).

Following constructive negotiations and discussions, Evogene and the Pure Capital Group reached an agreement that the Board of Directors of the Company (the “Board”) unanimously determined to be in the best interests of the Company and its shareholders. The Agreement resolves all disputes, avoids a prolonged, disruptive, and expensive legal process, and affords the Company the stability to continue advancing its current business strategy, commercial collaborations, and technology development centered on ChemPass AI™.

Key Terms of the Cooperation Agreement

Under the terms of the Agreement, two current directors, Dr. Yael Margolin and Mr. Yoshinori Oikawa, who resigned from the Board will be replaced by Pure Capital Group nominees Dr. Adi Zuluf-Shani and Mr. Oz Adler. Promptly following execution, the Company will convene a general meeting of shareholders, to be held no later than forty-two (42) days following execution, to elect Dr. Zuluf-Shani and Mr. Adler as directors to the Board, to approve the Agreement, including the mutual waivers and releases and mutual non-disparagement covenants set forth therein, and, subject to such approval, to approve the election of two additional Pure Capital Group nominees, Mr. Itay Maroz and Mr. Shahar Zadok, in place of outgoing directors Mr. Dan Falk and Dr. Adrian Percy. Following shareholder approval, the reconstituted Board will comprise seven directors, including four nominated by the Pure Capital Group and three continuing directors (Mr. Ofer Haviv, Mr. Nir Nimrodi, and Mr. Leon Y. Recanati) who will serve during a transition period currently expected to be up to six months, unless otherwise agreed by the Board in consultation with the Pure Capital Group. Following that transition period, if any continuing director has not tendered his resignation from the Board, the Board may convene a general meeting of shareholders to remove that continuing director. In addition, the Pure Capital Group has agreed to formally withdraw its notice regarding the special tender offer and enter into a 60-day standstill period, during which the Company has also agreed to refrain from issuing shares or convertible securities, including through its at-the-market facility, other than issuances to employees in the ordinary course of business and in line with prior business practice.

About Evogene:

Evogene Ltd. (Nasdaq, TASE: EVGN) is a pioneering company in computational chemistry, specializing in the generative design of small molecules for drug development and ag-chemical products. At the core of its technology is ChemPass AI™, a proprietary generative AI designed to explore vast chemical space and generate novel, highly potent small molecules optimized across multiple critical parameters. Built on this powerful technological foundation, and through strategic partnerships alongside internal product development, Evogene is focused on creating breakthrough products for the pharmaceutical and agricultural industries, driven by the integration of scientific innovation with real-world industry needs.

For more information, please visit www.evogene.com.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 relating to future events. These statements may be identified by words such as “may,” “could,” “expects,” “hopes,” “intends,” “anticipates,” “plans,” “believes,” “scheduled,” “estimates,” “demonstrates,” “designed to,” “intended to,” “with the goal of,” or words of similar meaning. For example, Evogene uses forward-looking statements in this press release when it discusses the convening of a special general meeting of shareholders, the contemplated changes to the composition of its Board of Directors, the anticipated transition period, the expected benefits of the cooperation agreement, and the continuation and advancement of the Company's business strategy. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the aftermath of the recent wars between Israel and each of (i) the terrorist groups Hamas and Hezbollah, (ii) Iran, and (iii) other regional terrorist groups supported by Iran, and any potential destabilizations in Israel, neighboring territories or the Middle East region, and those additional risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their preclinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Forward-looking statements speak only as of the date of this press release. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions, except as required by applicable law.

Investor Relations Contact:

ir@evogene.com
Tel: +972-8-9311901